Exhibit 99.1

Aurinia Announces New Employment Inducement Grant Under Nasdaq Listing Rule 5635(c)(4)

VICTORIA, British Columbia--(BUSINESS WIRE)--November 20, 2020--Aurinia Pharmaceuticals Inc. (NASDAQ:AUPH) (TSX:AUP) (“Aurinia” or the “Company”), a late-stage clinical biopharmaceutical company, today announced that the Company’s Compensation Committee granted the newly appointed Executive Vice President, General Counsel, Corporate Secretary & Chief Compliance Officer, Stephen Robertson, a non-qualified stock option to purchase an aggregate of 298,924 common shares on November 16, 2020. The option has a per share exercise price of $13.40 USD, the closing trading price on November 13, 2020. One-third of the shares underlying the option vest in November 2021, and the balance of the shares vest in a series of 24 equal monthly installments thereafter. The inducement option was granted as an inducement material to the new employee entering into employment with Aurinia in accordance with Nasdaq Listing Rule 5635(c)(4). For the purposes of TSX approval, the Company relied on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible inter-listed issuers on a recognized exchange, such as Nasdaq.

The inducement stock option also has a ten-year term and is subject to the terms and conditions of the stock option agreement pursuant to which the option was granted.

About Aurinia

Aurinia Pharmaceuticals is a late clinical-stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are impacted by serious diseases with a high unmet medical need. The Company is currently developing the investigational drug, voclosporin, for the treatment of lupus nephritis. The Company’s head office is in Victoria, British Columbia and focuses its development efforts globally. For further information, see our website at www.auriniapharma.com.

Contacts

Investor & Corporate Contact:
Glenn Schulman, PharmD, MPH
Corporate Communications, Aurinia
gschulman@auriniapharma.com

Media Contact
Stefan Riley
Ten Bridge Communications
stefan@tenbridgecommunications.com